UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


FORM 10 - SB/A


GENERAL FORM FOR REGISTRATION OF SEURITIES OF SMALL BUSINESS
ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of
1934

ALD Services, Inc.
------------------------------------------------------------
(Name of Small Business Issuer on its charter)


Nevada                            88-0408274
-------------------------------   ----------------------
(State or other jurisdiction of   (I.R.S. Employer
incorporation or organization)    Identification Number)


8787 Washburn Road, Las Vegas, Nevada
----------------------------------------
(Address of principal executive offices)

89129
----------
(zip code)

Issuer's telephone number:(702) 683-7896

Securities to be registered under section 12(b) of the Act:

Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

______________________________________________________________
______________________________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 25,000,000 shares authorized, 2,106,000 issued and outstanding as of July 29, 1999.

          TABLE OF CONTENTS
                                                             Page
________ ___________________________________________________ ____
PART I                                                        3
Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            8
Item 3.  Description of Property                              9
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                             9
Item 5.  Directors, Executives, Officers and Significant
         Employees                                           10
Item 6.  Executive Compensation                              12
Item 7.  Certain Relationships and Related Transactions      12

PART II                                                      13
Item 1.  Legal Proceedings                                   13
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             13
Item 3.  Recent Sales of Unregistered Securities             14
Item 4.  Description of Securities                           14
Item 5.  Indemnification of Directors and Officers           15

PART F/S                                                     17
Item 1.  Financial Statements                                17
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                 17

PART III                                                     18
Item 1.  Index to Exhibits                                   18
Item 2.  Description of Exhibits                             21

                           Part I

Item 1.Description of Business

A.   Business Development and Summary

     ALD Services, Inc. ("ALD" or the "Company"), a Nevada corporation incorporated on November 10, 1998, is a developmental stage consulting company with a principal business objective to integrate the spectrum of processes within the logistics, supply, transportation, contracting, financial management, and manpower management environments. ALD seeks to provide reputable consultations, recommendations for improvements, and if so desired, flow-systems for improved decision making and implementation.

     The Company believes that the founders and promoters of primarily new, development stage companies have unrealistic expectations regarding initial capital formation and organizational issues. As such, the Company will seek to provide guidance in regards to the client company's business, organizational, and financial status.

B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

      The Company seeks to provide guidance in functional areas such as logistics, supply, transportation, contracting, financial and manpower management. The Company intends to establish these functional areas to assist client companies in developing and implementing the procedures necessary to operate effectively.

      The Company faces risks which include, but are not limited to, an evolving and unpredictable business model, dependence on the growth in use of services such as the Company provides, the acceptance of the Company's services, the ability to obtain information about developments in business consulting, rapid technological change and the management of growth. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

(2)  Distribution Methods of the Products or Services

     The Company plans to initially focus its efforts on seeking clients that are development stage companies that need assistance and guidance on initial corporate valuation and organizational issues. The Company's founders and principals believe that the founders and promoters of primarily new, development stage companies have unrealistic expectations regarding initial capital formation and organizational issues. As such, the Company will seek to add value for its clients by creating research or other report that appropriately values and/or provides guidance to them in regards to the client company's business, organizational, and financial status. This, in the Company's opinion, will enable its client companies to have a higher success ratio in commencing and implementing their business objectives. However, the Company is in its developmental stages, and as such, there can be no assurance that the Company's services will be accepted and adopted by potential customers.

(3)  Status of Any Announced New Product or Service

      The Company has limited operating history. The Company was organized on November 10, 1998. Activities to date have been limited primarily to organization, initial capitalization, finding and securing a management team and board of directors, the development of a business plan and commencing with initial operational plans.

      As of July 29, 1999, the Company has developed a business plan, recruited and retained a CEO and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)  Industry Background

      The global business environment is undergoing rapid, profound change, which has placed great competitive pressure on start-up and small businesses. The changing business environment has produced an evolving range of strategic and operating options for businesses, many of which do not have the financial resources to cost-effectively employ larger and
more   expensive   consulting  firms  to   assist   them   in
streamlining their operations. In response, the smaller firms are formulating and implementing new strategies and tactics, including overseeing their own redesigning and restructuring of business processes and workflows, acquiring better technology and adopting or remodeling customer service and marketing programs. Although these methods can provide
benefits   and  cost  savings,  the  Company  believes   that
businesses will turn to outside consultants to assist in this process for several reasons: the pace of change is eclipsing their own internal resources and capability to identify, evaluate and implement the full range of options; consultants enable them to develop better solutions in shorter time frames; and purchasing consulting experience can be more cost-
effective.   By employing outside experience, businesses  can
often improve their ability to compete by rapidly deploying new processes.

      The business consulting industry is highly fragmented and consists primarily of: (i) larger systems integration firms, including the consulting divisions of the "Big Six" accounting firms; (ii) information system vendors that focus on services related to the software solutions they offer;
(iii) consulting firms that focus on selected specialty areas, such as strategic planning or vendor-specific implementation; and (iv) other large general management consulting firms that do not specialize in specific consulting areas and/or offer systems implementation. Increasingly, the competitive advantage in business consulting will be gained by those consulting firms which:
(i) are able to marshal the necessary expertise and resources to offer comprehensive skill sets to clients; (ii) have the strength and consistency of advice along the entire service continuum (from strategy to selection to implementation); and
(iii) offer the flexibility to meet the challenges of the rapidly changing business environment.

(5)  Raw Materials and Suppliers

     The Company is a consulting and operations management consulting services business, and thus does not use raw materials or have any significant suppliers.

(6)  Customers

     The Company intends to provide personalized business consulting and operations management consulting services to
companies   seeking  assistance  and  guidance  on  corporate
valuation, recommendations for improvements, cost-cutting opportunities and organizational issues. The Company plans to reach these customers via direct mail, telemarketing, the Internet and the referral process. As of June 30, 1999, no sales revenues have been generated by the Company. However, the Company does not anticipate that its revenues will be dependent on any one or even a few major customers once its revenues begin.

(7)   Patents, Trademarks, Licenses, Franchises, Concessions,
Royalty Agreements, or Labor Contracts

     The Company does not currently own any patents on its products or services. New proprietary advancements will be protected as trade secrets until appropriate measure can be taken for protection. The Company believes, however, that its success and ability to compete is dependent in part on the protection of its potential trademarks, trade names, service marks, patents and other proprietary rights and technology. The Company intends to rely on trade secret, patent and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop products, technology and services that are similar or superior to those of the Company's or that third parties will not copy or otherwise obtain and use the Company's proprietary technology without authorization.

      Policing unauthorized use of the Company's proprietary and other intellectual property rights, in the future, could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright, patent or trademark infringement against the Company or claim that certain of the Company's products, technology, processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)  Regulation

      The solutions currently offered by the Company have not been subject to any material, specific government regulation. However, the Company expects that regulations directly affecting its clients could affect the relative demand for the Company's solutions. In addition, it is possible that a number of laws and regulations will be adopted, which may have a material effect on the Company's operations.
Furthermore, the increasing number of entrepreneurial ventures may prompt calls for more stringent consumer protection laws that may impose burdens on the business and operations of the Company's clients. The adoption of any additional laws or regulations may hinder the growth of the Company's client's businesses, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations.

(9)  Effect of Existing or Probable Government Regulations

     The Company believes that the regulations governing businesses in general will not have a material effect on its current operations. However, due to rapid changes in the way business is conducted, various federal and state agencies may propose new legislation which may adversely affect the Company's business, financial condition and results of operations.

(10) Research and Development Activities

     The   Company   has  yet  to  incur  any  research   and
development costs from November 10, 1998 (date of inception) through June 30, 1999.

(11) Impact of Environmental Laws

     The Company is not aware of any federal, state or local environmental laws, which would effect its operations.

(12) Employees

     As a start up company in the research and development phase - in order to more prudently manage the Company's limited resources the Company presently has no (0) full time employees and one (1) part time employee. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employee is good.

Item  2.    Management's Discussion and Analysis or  Plan  of
Operation

A.   Management's Plan of Operation

(1) In its initial approximately seven (7) month operating period ended June 30, 1999, the Company incurred a net loss of $2,258.00 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On November 12, 1998, one (1) founding shareholder purchased 90,000 shares of the Company's
authorized  treasury  stock for cash.   This  original  stock
offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Additionally, on April 2, 1999, the Company completed an offering of ten thousand three hundred (10,300) shares of the Common Stock of the Company to approximately thirty two (32) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. On June 30, 1999, the Company effectuated a twenty for one (20:1) forward stock split. This change is reflected in the shares issued on November 12, 1998 and April 2, 1999. As of the date of this filing, the Company has two million one hundred six thousand (2,106,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty two (32) shareholders of record. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

     This  is  a  development  stage  company.   The  Company
believes that its initial revenues will be primarily dependent upon the Company's ability to cost-effectively and efficiently provide personalized business consulting services to companies seeking assistance and guidance on corporate valuation, recommendations for improvements, cost-cutting opportunities and organizational issues. The Company designates as its priorities for the first twelve (12) months of operations as developing and marketing its services to establish its operations in the business services market. Realization of sales of the Company's products, services and/or technology during the fiscal year ending December 31, 1999 is vital to its plan of operations. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive technology, service or product could force the Company out of business.

     As of June 30, 1999, the Company has yet to generate any revenues. In addition, the Company may not generate revenues for the next six (6) months.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its product offerings and technology will not require substantial research and development.

     The Company has yet to incur any research and development costs from November 10, 1998 (date of inception) through June 9, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of employees over the next approximately six
(6) months.

B.   Segment Data

     As  of June 30, 1999, no sales revenue has been generated
by  the  Company.   Accordingly, no table showing  percentage
breakdown of revenue by business segment or product line is included.

Item 3.        Description of Property

A.   Description of Property

     The Company's corporate headquarters are located at 8787 Washburn Road, Las Vegas, Nevada 89129. The office space is provided by the sole officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

B.   Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.         Security Ownership of Management and Certain
Security Holders

A.          Security  Ownership  of  Management  and  Certain
Beneficial Owners

      The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director,
(ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


         SHAREHOLDERS
                                                      Amount
Title  Name and Address                               of shares Percent
Of     of Beneficial                                  held by   of
Class  Owner of Shares           Position             Owner     Class
------ ---------------------     --------------       --------- -------
Common Frank Danesi, Jr.         President, CEO       1,900,000 90.22%

Common All Executive Officers                         1,900,000 90.22%
       and Directors as a Group
       (1 Person)

B.   Persons Sharing Ownership of Control of Shares

     No person other than Frank Danesi, Jr. owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof

     The Company has not issued any non-voting securities.

D.   Options, Warrants and Rights

     There are no options, warrants or rights to purchase securities of the Company.

E.   Parents of the Issuer

     Under the definition of parent, as including any person or business entity that controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item   5. Directors,  Executive  Officers  and  Significant Employees

A.   Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's directors and executive officers are as follows:

---------------------------------------------------------------------
Name               Age  Position
-----------------  ---  ---------------------------------------------
Frank Danesi, Jr.   45  President & CEO
---------------------------------------------------------------------

B.   Work Experience

      Frank Danesi, Jr. - President, Chief Executive Officer,
CFO:   Mr.  Danesi  is the founder of Bandit Brewing  Company
(BBC) and has been Chairman, Chief Executive Officer, and President of the Company since its inception. Prior to incorporating Bandit Brewing Company and since June 1995, Mr. Danesi was General Partner of Black Sheep Brewing Company L.P. (BSBC), whose assets were merged into BBC in September 1996. In February 1991, he formed Lone Mountain Brewing, Inc. and opened its first subsidiary - The Home Brewery in Las Vegas, Nevada. He then formed Major Brewing Services
(MBS) in December 1994 as a second subsidiary. The Home Brewery, which he subsequently sold, was a retail equipment and supplier store which primarily targets the home brewing and beer hobby market. MBS was created to provide advising and equipment services to the brewing industry. MBS was the general partner and manager of the predecessor company
(BSBC). Mr. Danesi and Lone Mountain Brewing helped develop, manage, and construct a 12,000 square foot Bandit Brewing Company facility which includes brewing, bottling, packaging, cold storage, and executive office facilities. Mr. Danesi is formerly a Major for the United States Air Force where he served 15 years until his retirement. His USAF career was spent in Aircraft Maintenance, Munitions and Logistics working in the continental United States and the Pacific and European regions. He supervised aircraft and munitions organizations worldwide, ranging from 150 to 750 people and commanded a 500 person aircraft maintenance squadron with assets over $250 million and an annual budget in excess of $3 million. Mr. Danesi was awarded the Air Force Meritorious Service Medal with two Bronze Oak Leaf Clusters, Air Force Commendation with one Bronze Oak Leaf Cluster, National Defense Medal, and the Southwest Asia Service Medal with one Oak Leaf Cluster. Mr. Danesi holds a Bachelor of Science Degree in Pyschology from Ursinus College and a Masters of Business Administration Degree from LaSalle College.

C.   Family Relationships

     None - Not applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6.        EXECUTIVE COMPENSATION

Remuneration of Directors and Executive Officers

      The Company does not currently have employment agreements with its executive officer but expects to sign employment agreements with
each  in  the  next  approximately six  (6)  months.   No  executive
officers  of the Company prior to June 30, 1999 drew a formal  salary
from  the  Company.   Over  the next twelve  months,  however,  each
executive   officer  is  expected  to  draw  the  following   annual
compensation.   The Company does not currently have a  stock  option
plan.

         COMPENSATION OF DIRECTORS

(1)  Name of Individual     Capacities in Which        Annual
     or Identity of Group   Remuneration was Recorded  Compensation

     Frank Danesi, Jr.      President and CEO          $12,000

(2)  Compensation of Directors

     There were no arrangements pursuant to which any director of the Company was compensated for the period from November 10, 1998 to June 9, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Item 7.        Certain Relationships and Related Transactions

     Because of the development stage nature of the Company and its relatively recent inception, November 10, 1998, the Company has no relationships or transactions to disclose.

                              Part II

Item 1.        Legal Proceedings

     The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item  2.         Market  for  Common Equity and Related  Stockholder
Matters

A.   Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i)     There  is currently no Common Stock that  is  subject  to
outstanding   options  or  warrants  to  purchase,   or   securities
convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Holders

     As   of  July  29,  1999,  the  Company  had  approximately  32 stockholders of record.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.   Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

     The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.        Recent Sale of Unregistered Securities

     In April of 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 10,300 shares of the Common Stock of the Company to 32 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about April 5, 1999. On June 9, 1999, the Board of Directors of the Company approved a plan to split forward the shares of common stock of Company by a 20 to 1 ratio. As of July 29, 1999, the Company has 2,106,000 shares of common stock issued and outstanding held by 32 shareholders of record.

Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)  Potential Liabilities of Common Stockholders to State and Local
Authorities

     No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Debt Securities

     The Company is not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

     The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

  a) ALD Services, Inc.                                          Page

     Report of James Slayton, CPA                                F-1

     Balance Sheet as of June 30, 1999                            F-2

     Statement of Operations for the period from
     November 10,  1998 through June 30, 1999                     F-3

     Statement of Stockholder's Equity for the period from
     November 10, 1998 through June 30, 1999                      F-4

     Statement of Cash Flows for the period from
     November 10,  1998 through June 30, 1999                     F-5

     Notes to Financial Statements                               F-6

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

     None -- Not Applicable.

****************************BEGIN PART F/S**********************************

                       ALD SERVICES, INC.
                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS
                        DECEMBER 31, 1998
                               AND
                          June 30, 1999

                        TABLE OF CONTENTS



                                                            PAGE
INDEPENDENT AUDITORS' REPORT...................               1

BALANCE SHEET.............................                    2

STATEMENT OF OPERATIONS.........................              3

STATEMENT OF STOCKHOLDERS' EQUITY.................            4

STATEMENT OF CASH FLOWS..........................             5

NOTES TO FINANCIAL STATEMENTS...................              6

JAMES E. SLAYTON, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333


                  INDEPENDENT AUDITORS' REPORT

Board of Directors                            September 24, 1999
ALD Services, Inc. (the Company)
Las Vegas, Nevada 89102

     I have audited the Balance Sheet of ALD Services, Inc. (A Development Stage Company), as of December 31, 1998 and June 30, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period November 10, 1998 (Date of Inception) to December 31, 1998 and the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALD Services, Inc., (A Development Stage Company), as of December 31, 1998 and June 30, 1999, and the results of its operations and cash flows for the period November 10, 1998 (Date of Inception) to December 31, 1998 and the period ended June 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/James E. Slayton, CPA
Ohio License ID# 04-1-15582

                             ALD Services, Inc.
                       (A Development Stage Company)

                               BALANCE SHEET
                                   AS AT
                    December 31, 1998 and JUNE 30, 1999

                                                      June 30    December
                                                      1999       31 1998
                                                      ---------  ---------
ASSETS

CURRENT ASSETS
Cash                                                     740.00      43.00
Subscriptions Receivable                                   0.00       0.00
Other Current Assets                                       0.00       0.00
                                                      ---------  ---------
Total Current Assets                                     740.00      43.00

PROPERTY AND EQUIPMENT
Land                                                  10,000.00       0.00
                                                      ---------  ---------
Total Property and Equipment                          10,000.00       0.00

OTHER ASSETS
Organization Costs net of Amortization                   260.00     285.00
                                                      ---------  ---------

TOTAL ASSETS                                          11,000.00     328.00
                                                      =========  =========
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts Payable                                           0.00       0.00
                                                      ---------  ---------
Total Current Liabilities                                  0.00       0.00

OTHER LIABILITIES
Due to Shareholder                                    10,150.00       0.00
                                                      ---------  ---------
Total Other Liabilities                               10,150.00       0.00
                                                      ---------  ---------
Total Liabilities                                     10,150.00       0.00

EQUITY
Capital Stock                                          2,106.00      95.00
Additional Paid in Capital                             1,024.00       5.00
Donated Capital                                          295.00     295.00
Retained Earnings or (Deficit accumulated during      (2,575.00)    (67.00)
development stage)                                    ---------  ---------

Total Stockholders' Equity                               850.00     328.00

TOTAL LIABILITIES & OWNER'S EQUITY                    11,000.00     328.00
                                                      =========  =========







              See accompanying notes to financial statements
                                    -2-
                            ALD Services, Inc.
                       (A Development Stage Company)

                          STATEMENT OF OPERATIONS
                                FOR PERIOD
 November 10, 1998 (Date of Inception) to December 31, 1998 and the Period
                            ended June 30, 1999



                                        November 10,
                                        1998
                                        (Date of
                                        Inception)
                                        to June 30,  June 30,    December
                                        1999         1999        31, 1998
                                       ------------  ----------  ---------
REVENUE
Services                                       0.00        0.00       0.00

COSTS AND EXPENSES
Selling, General and Administrative        2,540.00    2,483.00      57.00
Amortization of Organization Costs            35.00       25.00      10.00
                                       ------------   ---------  ---------
                 Total Costs and          2,575.00     2,508.00      67.00
                 Expenses
                                       ------------   ---------  ---------
Net Ordinary Income or (Loss)             (2,575.00)  (2,508.00)    (67.00)
                                       ============   =========  =========
Weighted average
number of common
shares outstanding                        2,106,000   2,106,000  2,106,000

     Net Loss
     Per Share                                 0.00        0.00       0.00



              See accompanying notes to financial statements
                                    -3-

                            ALD Services, Inc.
                       (A Development Stage Company)

               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD
 November 10, 1998 (Date of Inception) to December 31, 1998 and the Period
                            ended JUNE 30, 1999



                                                     Deficit
                                                     Accumulated
                                  Additional         During      Total
                  Common Stock    paid-in   Donated  Development Stockholder
                Shares    Amount  Capital   Capital  Stage       Equity
============================================================================
November 10,
1998
Donated Capital
from
Stockholders                                   295.00                295.00

                --------- -------- --------- -------- ----------- ---------
November 12,
1998
Issued for cash 1,900,000 1,900.00    200.00                       2,100.00

                --------- -------- --------- -------- ----------- ---------
Net loss
November 10,
1998
(Inception) to
December 31,                                               (67.00)   (67.00)
1998
                --------- -------- --------- -------- ----------- ---------
Balances as at
December 31,    1,900,000 1,900.00    200.00   295.00      (67.00) 2,328.00
1998
                --------- -------- --------- -------- ----------- ---------
April 2, 1999
Received stock
subscription
for cash and
services
rendered          206,000   206.00    824.00                       1,030.00
                --------- -------- --------- -------- ----------- ---------
Net loss
January 1, 1999
to JUNE 30, 1999                                        (2,508.00)(2,508.00)
                --------- -------- --------- -------- ----------- ---------
Balances as at
JUNE 30, 1999   2,106,000 2,106.00  1,024.00   295.00   (2,575.00)   850.00
============================================================================



              See accompanying notes to financial statements
                                    -4-

                            ALD Services, Inc.
                       (A Development Stage Company)

                          STATEMENT OF CASH FLOWS
                                FOR PERIOD
 November 10, 1998 (Date of Inception) to December 31, 1998 and the Period
                            ended JUNE 30, 1999



                                                         June 30    December
                                                          1999     31 1998
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                              0.00       0.00
                                                        ---------  ---------
                   Net Cash provided by Operating            0.00       0.00
                   Activities

Cash paid to suppliers and employees                     2,358.00      57.00

                   Cash disbursed for Operating          2,358.00      57.00
                   Activities
                                                        ---------  ---------
                   Net Cash flow provided by Operating  (2,358.00)    (57.00)
                   Activities

CASH FLOWS FROM INVESTING ACTIVITIES
                   Purchase of land                     10,000.00       0.00
                                                        ---------  ---------
                   Net Cash used by investing          (10,000.00)      0.00
                   activities

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                2,905.00     100.00
Advances from Shareholders                              10,150.00       0.00
                                                        ---------  ---------
                   Net cash provided by financing       13,055.00     100.00
                   activities

                   Net increase (decrease) in cash         697.00      43.00
                   Balance as at end of period             740.00      43.00



              See accompanying notes to financial statements
                                    -5-

                            ALD Services, Inc.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized November 10, 1998 under the laws of the State of Nevada, ALD Services, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On November 12, 1998, the company issued 1,900,000 Shares of its $0.001 par value common stock for cash of $100.00 and the cancellation of $2,000.00 of debt.

     On April 2, 1999, the company issued 206,000 Shares of its $.001 par value common stock for cash of $905.00 and services rendered in the amount of $125.00, pursuant to Regulation D, Rule 504.

     On JUNE 30, 1999, the Company split its common stock 20 shares for 1 share. This change is reflected in the shares issued on November 12, 1998 and April 2, 1999.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. The cost of organization, $295.00, is being amortized over a period of 60 months (November 1998 through October 2003).

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation

     6. The Company experienced losses for its first fiscal tax year. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operation is issued.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private offering of its securities once it gets listed on the NQB's "Pink Sheets" or the OTC-BB.
                                    -6-

                            ALD Services, Inc.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 1999

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.



                                    -7-
*******************************END PART F/S**********************************

                             Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number    Name and/or Identification of Exhibit

Part III

         INDEX TO EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

         Not applicable

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed November 10, 1998

          (b)By-Laws of the Company adopted November 12, 1998

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

         None.  Not applicable

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of ALD Services ending
         JUNE 30, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

99.      Additional Exhibits

         Minutes of Meeting of Board of Directors of the Company
         Approval of Forward Stock Split


         DESCRIPTION OF EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

         Not applicable

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed November 10, 1998

          (b)By-Laws of the Company adopted November 12, 1998

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

         None.  Not applicable

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of ALD Services ending
         JUNE 30, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

99.      Additional Exhibits

         Minutes of Meeting of Board of Directors of the Company
         Approval of Forward Stock Split

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

________________________ALD Services, Inc.__________________________

                          (Registrant)

Date:     July 29, 1999


By:  /s/Frank Danesi, Jr.

     Frank Danesi, Jr., Chairman of the Board, President and Chief Executive Officer